Exhibit 4.4

CECO ENVIRONMENTAL CORP.

Nonqualified Premium Stock Option Inducement Award Agreement

This NONQUALIFIED STOCK OPTION INDUCEMENT AWARD AGREEMENT (this “Agreement”) is made as of July 6, 2020, by and between CECO Environmental Corp., a Delaware corporation (the “Company”), and Todd Gleason (“Optionee”) with respect to the grant by the Company of nonqualified options to purchase Common Stock to Optionee (the “Grant”). This Grant is intended to be an inducement that is material to Optionee, who is entering into employment with the Company, and to encourage stock ownership by Optionee, thereby aligning Optionee’s interests with those of the stockholders of the Company. This Agreement is intended to comply with Rule 5635(c)(4) of the Nasdaq Stock Market Listing Rules, which provide an exception to the Nasdaq Stock Market Listing Rules’ stockholder approval requirement for the issuance of securities with regards to grants to employees of the Company as an inducement material to such individuals entering into employment with the Company, and shall be administered and interpreted consistent with such intent.

1.    Certain Definitions. Although this Grant and Agreement are not made pursuant to the CECO Environmental Corp. 2017 Equity and Incentive Compensation Plan (the “Plan”), any capitalized terms used herein but not defined herein will have the meanings given to such terms in the Plan.

2.    Grant of Option. Subject to and upon the terms, conditions and restrictions set forth in this Agreement, pursuant to authorization under resolutions of the Committee (as defined herein), the Company has granted to Optionee as of July 6, 2020 (the “Date of Grant”) an Option Right to purchase 898,204 shares of Common Stock (the “Option”) at an Option Price of $12.72 per share of Common Stock, which represents at least the Market Value per Share on the Date of Grant (the “Option Exercise Price”). The Option is not an Incentive Stock Option.

3.    Vesting of Option.

(a)    The Option (unless terminated as hereinafter provided) shall become exercisable (“Vest,” “Vesting” or “Vested”) in substantially equal installments on each of the first four anniversaries of the Date of Grant if Optionee remains in the continuous employment of the Company or a Subsidiary until each such date (the period from the Date of Grant until the last such anniversary of the Date of Grant, the “Vesting Period”). For purposes of this Agreement, “continuously employed” (or substantially similar terms) means the absence of any interruption or termination of Optionee’s employment with the Company or a Subsidiary. Continuous employment shall not be considered interrupted or terminated in the case of transfers between locations of the Company and its Subsidiaries.

(b)

(i)    Notwithstanding Section 3(a) above, if at any time before the end of the Vesting Period or forfeiture of the Option, and while Optionee is continuously employed by the Company or a Subsidiary, a Change in Control occurs, then the Option will Vest (except to the extent that a Replacement Award is provided to Optionee in accordance with Section 3(b)(ii) to continue, replace or assume the Option covered by this Agreement (the “Replaced Award”)) immediately prior to the Change in Control. Any portion of the Option that Vests in accordance with this Section 3(b)(i) will remain exercisable and will terminate as provided for in Section 4 of this Agreement.

(ii)    For purposes of this Agreement, a “Replacement Award” means an award (A) of an option to purchase publicly traded equity securities of the Company or its successor in the Change in Control or another entity that is affiliated with the Company or its successor following the Change in Control, (B) that has a value at the time of grant or adjustment at least equal to the value of the Replaced Award, (C) if Optionee is subject to U.S. federal income tax under the Code, the tax consequences of which to Optionee under the Code are not less favorable to Optionee than the tax consequences of the Replaced Award, (D) that Vests subject to Optionee’s continuous employment in substantially equal installments on each of the first four anniversaries of the Date of Grant and (E) the other terms and conditions of which are not less favorable to Optionee than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control). A Replacement Award may be granted only to the extent it does not result in the Replaced Award or Replacement Award failing to comply with or be exempt from Section 409A of the Code. The determination of whether the conditions of this Section 3(b)(ii) are satisfied will be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(iii)    If, after receiving a Replacement Award, Optionee experiences a termination of employment with the Company or a Subsidiary (or any of their successors) (as applicable, the “Successor”) by reason of a termination by the Successor without Cause (as defined herein) or by Optionee for Good Reason (as defined herein), in each case within a period of two years after the Change in Control and during the remaining vesting period for the Replacement Award, 100% of the Replacement Award shall Vest upon such termination.

4.    Termination of the Option. The Option shall terminate on the earliest of the following dates:

(a)    Three months after Optionee’s termination of employment, unless such termination of employment (i) is a result of Optionee’s death or Disability as described in Section 4(b) or 4(c), (ii) is a result of a termination by the Company or a Subsidiary for Cause or (iii) is a result of a termination without Cause or a termination for Good Reason within two years after a Change in Control as described in Section 3(b)(iii);

(b)    Six months after Optionee’s death if such death occurs while Optionee is employed by the Company or any Subsidiary;

(c)    Six months after Optionee’s termination of employment with the Company or a Subsidiary due to Disability;

(d)    The date of Optionee’s termination of employment by the Company or any Subsidiary as a result of a termination for Cause; or

(e)    Seven (7) years from the Date of Grant.

5.    Exercise and Payment of Option.

(a)    General. To the extent exercisable, the Option may be exercised in whole or in part from time to time and will be settled in Common Stock by Optionee giving written notice to the Company at its principal office specifying the number of shares of Common Stock for which the Option is to be exercised and paying the aggregate Option Exercise Price for such Common Stock.

(b)    Form of Payment. Payment of the Option Exercise Price by Optionee shall be (i) in the form of cash, personal check or certified check, (ii) through a net exercise method substantially similar to that described in Section 4 of the Plan, or (iii) where permitted by law and provided that a public market for the Company’s stock exists: (A) through a “same day sale” commitment from Optionee and a broker-dealer that is a member of the Financial Industry Regulatory Authority, Inc. (a “FINRA Dealer”) whereby Optionee irrevocably elects to exercise the Option and to sell a portion of the shares of Common Stock so purchased to pay for the exercise price, and whereby the FINRA Dealer irrevocably commits upon receipt of such shares of Common Stock to forward the exercise price directly to the Company; or (B) through a “margin” commitment from Optionee and a FINRA Dealer whereby Optionee irrevocably elects to exercise the Option and to pledge the shares of Common Stock so purchased to the FINRA Dealer in a margin account as security for a loan from the FINRA Dealer in the amount of the exercise price, and whereby the FINRA Dealer irrevocably commits upon receipt of such shares of Common Stock to forward the exercise price directly to the Company. Optionee shall be solely responsible for any income or other tax consequences from any payment for shares of Common Stock with Optionee’s Common Stock.

(c)    Stock Transfer Records. Provided that the notice of exercise and payment are in form and substance satisfactory to counsel for the Company, as soon as practicable after the effective exercise of all or any part of the Option, Optionee shall be recorded on the stock transfer books of the Company as the owner of the Common Stock purchased, and the Company shall deliver to Optionee, or to the FINRA Dealer, as the case may be, book entry ownership or one or more duly issued stock certificates evidencing such ownership. All requisite original issue or transfer documentary stamp taxes shall be paid by the Company. Optionee shall pay all other costs of the Company incurred to issue such Common Stock to such FINRA Dealer. Shares of Common Stock purchased pursuant to exercise hereunder: (i) may be deposited with a FINRA Dealer designated by Optionee, in street name, if so provided in such exercise notice accompanied by all applications and forms reasonably required by the Committee to effect such deposit, or (ii) may be issued to Optionee and such other person, as joint owners with the right of survivorship, as is specifically described in such exercise notice. Optionee shall be solely responsible for any income or other tax consequences of such a designation of ownership hereunder (or the severance thereof).

6.    Transferability, Binding Effect. The Option is not transferable by Optionee otherwise than by will or the laws of descent and distribution, and in no event shall this award be transferred for value.

7.    Definitions.

(a)    “Cause” shall mean (i) “Cause” as defined in an individual employment agreement then in effect between Optionee and the Company (an “Employment Agreement”), if any, or (ii) if Optionee does not then have an effective Employment Agreement or such Employment Agreement does not define “Cause,” then: (A) any use or misappropriation by Optionee of the Company’s, its parent’s, an affiliate’s or a subsidiary’s funds, assets or property for any personal or other improper purpose; (B) any act of moral turpitude, dishonesty, or fraud by or felony conviction of Optionee whether or not such acts were committed in connection with the Company’s, an affiliate’s or a subsidiary’s business; (C) any failure by Optionee substantially to perform the lawful instructions of the person(s) to whom Optionee reports (other than as a result of total or partial incapacity due to physical or mental illness) following written notice by the Company to Optionee of such failure and fifteen (15) days within which to cure such failure; (D) any willful or gross misconduct by Optionee in connection with Optionee’s duties to the Company which, in the reasonable good faith judgment of the Board, could reasonably be expected to be materially injurious to the financial condition or business reputation of the Company, its subsidiaries or affiliates; (E) any failure by Optionee to follow a material Company policy following written notice by the Company to Optionee of such failure and fifteen (15) days within which to cure such failure; or (F) any material breach by Optionee of an effective Employment Agreement following written notice by the Company to Optionee of such breach and fifteen (15) days within which to cure such breach. Any failure by the Company or a Subsidiary to notify Optionee after the first occurrence of an event constituting Cause shall not preclude any subsequent occurrences of such event (or a similar event) from constituting Cause.

(b)    “Disability” (or similar terms) shall mean a circumstance in which Optionee is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

(c)    “Good Reason” shall mean, in the absence of the prior written consent of Optionee (i) “Good Reason” as defined in the Employment Agreement, if any, or (ii) if Optionee does not then have an effective Employment Agreement or such Employment Agreement does not define “Good Reason,” then: (A) a material diminution in Optionee’s duties, authorities or responsibilities; (B) a material reduction of Optionee’s annual base salary or target annual incentive opportunity; (C) relocation of Optionee’s primary workplace beyond a 50 mile radius from its current location; or (D) any material breach by the Company of an effective Employment Agreement with Optionee; provided, however, that for purposes of subsection (ii) Optionee’s termination of employment shall not be deemed to be for Good Reason unless (x) Optionee has notified the Company in writing describing the occurrence of one or more Good Reason events within 90 days of such occurrence, (y) the Company fails to cure such Good Reason event within 30 days after its receipt of such written notice and (z) the termination of employment occurs within 180 days after the occurrence of the applicable Good Reason event. Optionee may not invoke termination for Good Reason if Cause exists at the time of such termination.

8.    No Dividend Equivalents. Optionee shall not be entitled to dividend equivalents with respect to the Option or the Common Stock underlying the Option.

9.    Administration. This Agreement will be administered by the Compensation Committee of the Board (or its successors) or any other committee of the Board designated by the Board to administer this Agreement (which members meet the requirements for independence under the Nasdaq Stock Market Listing Rules) (the “Committee”). For purposes of this Agreement and the Grant, any references to “Committee” in the Plan shall be deemed references to the Committee as defined herein. The interpretation and construction by the Committee of any provision of this Agreement and any determination by the Committee pursuant to any provision of this Agreement or of any notification or document related hereto will be final and conclusive. No member of the Committee shall be liable for any such action or determination made in good faith. In addition, subject to Section 15, the Committee is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained or referenced in this Agreement, and no authorization in any section or other provision of this Agreement is intended or may be deemed to constitute a limitation on the authority of the Committee.

10.    Adjustments. The number of shares of Common Stock issuable subject to the Option and the other terms and conditions of the grant evidenced by this Agreement are subject to mandatory adjustment upon terms substantially similar to those terms and conditions set forth in Section 11 of the Plan.

11.    Withholding Taxes. To the extent that the Company is required to withhold federal, state, local or foreign taxes or other amounts in connection with any payment made to or benefit realized by Optionee or other person under the Option, Optionee agrees that the Company will withhold any taxes required to be withheld by the Company under federal, state, local or foreign law as a result of such payment or benefit in an amount sufficient to satisfy the minimum statutory withholding amount permissible. To the extent that the amounts available to the Company for such withholding are insufficient, it shall be a condition to the receipt of such payment or the realization of such benefit that Optionee or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes or other amounts required to be withheld. The shares so retained shall be credited against any such withholding requirement at the market value of such Common Stock on the date of such delivery. In no event will the market value of the Common Stock to be withheld and/or delivered pursuant to this Section 11 to satisfy applicable withholding taxes or other amounts exceed the maximum amount of taxes that could be required to be withheld.

12.    Compliance with Law. The Company shall make reasonable efforts to comply with all applicable federal and state securities laws; provided, however, notwithstanding any other provision of this Agreement, the Company shall not be obligated to issue any Common Stock pursuant to this Agreement if the issuance thereof would result in a violation of any such law. The Option shall not be exercisable if such exercise would involve a violation of any law.

13.    No Right to Future Awards or Employment. The Option is a voluntary, discretionary award being made on a one-time basis and it does not constitute a commitment to make any future awards. The Option award and any related payments made to Optionee will not be considered salary or other compensation for purposes of any severance pay or similar allowance, except as otherwise required by law. Nothing contained herein will confer upon Optionee any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate Optionee’s employment or other service at any time.

14.    Relation to Other Benefits. Any economic or other benefit to Optionee under this Agreement shall not be taken into account in determining any benefits to which Optionee may be entitled under any profit-sharing, retirement or other benefit or compensation plan maintained by the Company or any of its Subsidiaries and shall not affect the amount of any life insurance coverage available to any beneficiary under any life insurance plan covering employees of the Company or any of its Subsidiaries.

15.    Amendments.

(a)    The Committee may at any time and from time to time amend this Agreement in whole or in part; provided, however, that if an amendment to this Agreement requires approval by the Stockholders of the Company in order to comply with applicable law or the rules of the Nasdaq Stock Market or, if the shares of Common Stock are not traded on the Nasdaq Stock Market, the principal national securities exchange upon which the shares of Common Stock are traded or quoted, then such amendment will be subject to Stockholder approval and will not be effective unless and until such approval has been obtained; provided further, that no amendment shall adversely affect Optionee’s rights under this Agreement without Optionee’s written consent. Notwithstanding the foregoing, Optionee’s consent shall not be required to an amendment that is deemed necessary by the Company to ensure compliance with Section 409A of the Code or Section 10D of the Exchange Act.

(b)    For the avoidance of doubt, except in connection with a corporate transaction or event described in Section 11 of the Plan or in connection with a Change in Control, the terms of this Agreement may not be amended to reduce the Option Exercise Price of the Option, or cancel the Option if it is outstanding and “underwater” in exchange for cash, other awards or Option Rights with an Option Price that is less than the Option Exercise Price of Optionee’s original Option, without Stockholder approval. This Section 15 is intended to prohibit the repricing of “underwater” Option Rights and will not be construed to prohibit the kinds of adjustments described in Section 11 of the Plan. Notwithstanding any provision of this Agreement to the contrary, this Section 15 may not be amended without approval by the Stockholders.

16.    Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

17.    Relation to Plan. This Grant has not been awarded pursuant to the Plan, but this Grant and Agreement are subject to terms and conditions that are substantially the same as those set forth in the Plan that are applicable to Option Rights. Notwithstanding the foregoing, and for the avoidance of doubt, the share limitations and share counting and recycling rules set forth in the Plan shall not apply with respect to the Grant. Notwithstanding anything in this Agreement to the contrary, Optionee acknowledges and agrees that this Agreement and the award described herein (and any exercise thereof) are subject to the terms and conditions of the Company’s clawback policy (if any) as may be in effect from time to time specifically to implement Section 10D of the Exchange Act and any applicable rules or regulations promulgated thereunder (including applicable rules and regulations of any national securities exchange on which the Common Stock may be traded) (the “Compensation Recovery Policy”), and that relevant sections of this Agreement shall be deemed superseded by and subject to the applicable terms and conditions of the Compensation Recovery Policy from and after the effective date thereof.

18.    Electronic Delivery. The Company may, in its sole discretion, deliver any documents related to this Grant or Agreement by electronic means or request Optionee’s consent to the Agreement by electronic means. Optionee hereby consents to receive such documents by electronic delivery and, if requested, agrees to participate in the administration of this Grant through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

19.    Governing Law. This Agreement shall be governed by and construed with the internal substantive laws of the State of Delaware, without giving effect to any principle of law that would result in the application of the law of any other jurisdiction.

20.    Successors and Assigns. Without limiting Section 6 hereof, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of Optionee, and the successors and assigns of the Company.

21.    Acknowledgement. Optionee acknowledges that Optionee (a) has had an opportunity to review the terms of this Agreement, (b) understands the terms and conditions of this Agreement, and (c) agrees to such terms and conditions.

22.    Counterparts. This Agreement may be executed in one or more counterparts, all of which together shall constitute but one Agreement.

23.    Compliance With or Exemption From Section 409A of the Code. To the extent applicable, it is intended that this Agreement and the Grant comply with or be exempt from the provisions of Section 409A of the Code. This Agreement and the Grant shall be administered in a manner consistent with this intent and, for the avoidance of doubt, in accordance with terms substantially similar to the terms that apply under Section 17 of the Plan.

24.    Interpretation. Any reference in this Agreement to Section 409A of the Code will also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement prevents Optionee from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations, and for purpose of clarity, Optionee is not prohibited from providing information voluntarily to the Securities and Exchange Commission pursuant to Section 21F of the Exchange Act.

[SIGNATURES ON FOLLOWING PAGE]

CECO ENVIRONMENTAL CORP.

By:	/s/ Jason DeZwirek
Name:	Jason DeZwirek
Title:	Chairman of the Board of Directors

Optionee Acknowledgment and Acceptance

By:	/s/ Todd Gleason
Name:	Todd Gleason

[Gleason Premium Option Inducement Agreement]